SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 23, 2017   **Mesteña, LLC**

By: _____
Name: Benjamin Eshleman, III
Title: President & CEO

Mesteña Unproven, Ltd.

By: Mesteña, LLC, Managing General Partner

By: _____
Name: Benjamin Eshleman, III
Title: President & CEO

Jones Ranch Minerals, Unproven, Ltd.

By: Mesteña, LLC, Managing General Partner

By: _____
Name: Benjamin Eshleman, III
Title: President & CEO